Kona Gold Beverage, Inc.

746 North Drive, Suite A

Melbourne, Florida 32934

(844) 714-2224

May 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Kona Gold Beverage, Inc. –
Registration Statement on Form S-1, Registration No. 333-267199

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kona Gold Beverage, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-267199), together with all exhibits thereto, initially filed on August 31, 2022 as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Robert Clark, Chairman of the Board, Chief Executive Officer, and President at the above-mentioned address, facsimile number (844) 714-2224, with a copy to Randolf W. Katz, Esq., Clark Hill LLP, 555 S. Flower Street, 24th Floor, Los Angeles, CA 90071, facsimile number (213) 488-1178.

If you have any questions with respect to this matter, please contact Randolf W. Katz, Esq. of Clark Hill LLP at (213) 417-5310.

Sincerely,

Kona Gold Beverage, INC.

/s/ Robert Clark
Robert Clark
Chairman of the Board,
Chief Executive Officer, and President